

Q.P. CORPORATION

BRIEF NOTE OF THE ACCOUNT

(CONSOLIDATION)

FOR THE INTERIM PERIOD ENDED MAY 31, 2006

(Translation)

July 10, 2006

BRIEF NOTE OF THE ACCOUNT (CONSOLIDATION) FOR THE INTERIM PERIOD ENDED MAY 31, 2006

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www.kewpie.co.jp/english/
Listed exchange:	Tokyo Stock Exchange
Location of head office:	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo
Name and title of representative:	Yutaka Suzuki President and Representative Director
Contact for inquiries:	Katsuhiko Sasaki Director and General Manager of Administration Division Tel. +81-3-3486-3331
Board of directors held for the interim closing:	July 10, 2006
Parent company and other affiliated company name / Voting rights percentage:	Nakashimato Co.,Ltd. / 20.4%
Application of U S GAAP:	Non applied

1. Business results for the interim period ended May 31, 2006 (From December 1, 2005 to May 31, 2006):

(1) Operating results

	Interim period ended May 31, 2006	Interim period ended May 31, 2005	Year ended November 30, 2005
Net sales	¥225,112 million (-0.1%)	¥225,300 million (9.5%)	¥455,007 million
Operating income	¥ 7,764 million (34.9%)	¥ 5,757 million (-30.9%)	¥12,830 million
Ordinary income	¥7,817 million (39.0%)	¥ 5,625 million (-31.4%)	¥12,829 million
Net income	¥ 3,195 million (43.5%)	¥ 2,227 million (-35.9%)	¥5,465 million
Net income per share-primary	¥20.88	¥14.56	¥35.25
Net income per share-diluted	¥20.88	¥13.54	¥32.64
(Notes)			
1. Equity income	¥149 million	¥119 million	¥183 million
2. Weighted average number of shares	153,017,245 shares	153,017,245 shares	153,017,245 shares

3. Changes in accounting principles in the current interim period None

4. The percentage (%) of Net sales, Operating income, Ordinary income, and Net income is the ratio of the increase or decrease compared with the previous interim period.

(2) Financial conditions

	Interim period ended May 31, 2006	Interim period ended May 31, 2005	Year ended November 30, 2005
Total assets	¥279,352 million	¥ 265,125 million	¥ 265,724 million
Net assets	¥154,049 million	¥ 128,008 million	¥ 132,412 million
Equity ratio	48.6%	48.3%	49.8%
Net assets per share	¥885.75	¥ 836.99	¥865.32
(Note) Number of outstanding shares	153,149,773 shares	152,940,430 shares	152,936,625 shares

(3) Cash flows

	Interim period ended May 31, 2006	Interim period ended May 31, 2005	Year ended November 30, 2005
Net cash provided by operating activities	¥ 3,964 million	¥ 1,012 million	¥15,686 million
Net cash used in investing activities	- ¥8,960 million	- ¥ 6,764 million	- ¥ 11,625 million
Net cash used in financing activities	¥ 4,301 million	- ¥ 1,116 million	- ¥ 7,415 million
Cash and cash equivalents at end of the interim period or year	¥ 12,473 million	¥ 9,560 million	¥13,127 million

(4) Scope of consolidated companies and companies accounted for by the equity method

Number of consolidated subsidiaries	44
Number of non-consolidated subsidiaries accounted for by the equity method	0
Number of affiliated companies accounted for by the equity method	5

(5) Change in scope of consolidated companies and companies accounted for by the equity method

Number of newly consolidated companies	1
Number of companies excluded from consolidation	0
Number of companies newly accounted for by the equity method	0
Number of companies excluded from the application of the equity method	0

2. Estimate of operating results for the fiscal year ending November 30, 2006 (From December 1, 2005 to November 30, 2006):

	Year ending November 30, 2006
Net sales	¥455,000 million
Ordinary income	¥15,400 million
Net income	¥7,000 million
(Reference) Estimate of yearly net income per share	¥45.71

Figures of amounts are described by discarding fractions less than one million yen.

The above estimate information is reported based on available information and uncertain factors which may have an effect on the future operating results.

As a result, the estimate of operating results may differ significantly from the actual operating results due to uncertain various factors.

Cash flow index

	May 31,2004	May 31,2005	May 31,2006	November 30,2004	November 30,2005
Equity ratio (%)	47.5	48.3	48.6	48.4	49.8
Equity ratio based on market price (%)	53.1	54.5	57.8	52.7	58.6
Debt service coverage (years)	—	—	—	2.5	2.4
Interest coverage ratio (times)	22.6	6.0	15.4	27.9	29.5

(Notes)

1. Each index is calculated based on consolidated financial figures.
2. Equity ratio = Shareholders' equity / Total assets ※1
   Equity ratio based on market price = Market value of total stock / Total assets ※2
   Debt service coverage = Interest-bearing debt / Operating cash flow ※3
   Interest coverage ratio = Operating cash flow / Interest paid ※4

※1. Shareholders equity is calculated by the following formula.
Shareholders equity = Net assets – Stock subscription rights – Minority interests

※2. Market value of total stock is calculated by multiplying the final market price by the number of outstanding shares of at the end of (interim period) fiscal year (excluding treasury stock).

※3.Interest-bearing debt includes all debts whose interest is paid in the (interim)consolidated balance sheet.

※4.'Operating cash flow' and 'Interest Paid' are the figure of Net cash provided by operating activities and Interest paid reported in the (interim)consolidated statements of cash flows, respectively.

Q.P. CORPORATION

Consolidated Balance Sheets

(Millions of yen)

	May 31, 2006	May 31, 2005	November 30, 2005
ASSETS:			
CURRENT ASSETS:			
Cash and deposits	13,436	9,650	13,153
Notes and accounts receivable	72,124	71,133	66,066
Securities	27	27	27
Inventories	16,928	18,218	16,224
Deferred tax assets	1,902	2,054	1,894
Other	4,664	3,397	3,758
Allowance for doubtful accounts	(529)	(613)	(607)
Total current assets	108,555	103,868	100,517
FIXED ASSETS:			
Tangible fixed assets			
Buildings and structures	111,229	108,104	109,040
Machinery, equipment and transportation equipment	114,308	111,543	113,280
Land	40,454	38,749	39,374
Construction in progress	4,769	2,423	3,392
Other	8,037	7,837	7,905
Accumulated depreciation	(158,628)	(151,437)	(155,186)
Total tangible fixed assets	120,170	117,221	117,807
Intangible fixed assets			
Consolidation adjustment accounts	47	79	63
Other	2,733	2,776	2,923
Total intangible fixed assets	2,781	2,856	2,986
Investments and other assets			
Investment in securities	24,887	21,611	22,971
Deferred tax assets	978	1,331	1,063
Other	21,905	18,028	20,240
Allowance for doubtful accounts	(293)	(306)	(303)
Total investments and other assets	47,477	40,665	43,971
Total fixed assets	170,429	160,742	164,766
DEFERRED ASSETS:			
Business commence costs	367	514	440
Bond discounts	—	0	—
Total deferred assets	367	514	440
Total assets	279,352	265,125	265,724

	May 31, 2006	May 31, 2005	November 30, 2005
LIABILITIES:			
CURRENT LIABILITIES:			
Notes and accounts payable	37,864	40,106	37,133
Short-term loans payable	12,043	13,072	17,662
Current portion of bonds	—	200	—
Current portion of convertible bonds	—	18,629	—
Accounts payable-other	21,965	18,744	20,042
Accrued income taxes	3,183	2,686	1,424
Deferred tax liabilities	2	3	2
Reserve for sales rebates	789	1,253	726
Reserve for bonuses	2,385	2,304	1,707
Reserve for directors' and corporate auditors' bonuses	51	—	—
Other	4,305	4,518	5,611
Total current liabilities	82,591	101,518	84,310
LONG-TERM LIABILITIES:			
Bonds	10,500	—	10,000
Long-term loans payable	20,755	11,076	10,380
Deferred tax liabilities	5,931	2,224	5,124
Reserve for retirement benefits	2,853	2,785	2,901
Reserve for directors' and corporate auditors' retirement pay	1,121	1,021	1,161
Other	1,549	1,505	1,513
Total long-term liabilities	42,711	18,614	31,081
Total liabilities	125,302	120,133	115,391
MINORITY INTERESTS	—	16,983	17,919
SHAREHOLDERS' EQUITY:			
Capital stock	—	24,104	24,104
Capital surplus	—	29,418	29,418
Earned surplus	—	77,053	79,295
Unrealized valuation gain on other securities – net	—	2,414	4,448
Cumulative foreign currency translation adjustments	—	(2,485)	(2,353)
Treasury stock	—	(2,496)	(2,500)
Total shareholders' equity	—	128,008	132,412
Total liabilities, minority interests and shareholders' equity	—	265,125	265,724

	May 31, 2006	May 31, 2005	November 30, 2005
NET ASSETS:			
Owners' equity:			
Paid-in capital	24,104	—	—
Capital surplus	29,431	—	—
Earned surplus	81,426	—	—
Treasury stock	(2,281)	—	—
Total owners' equity	132,680	—	—
Valuation and translation adjustments:			
Valuation difference on available-for-sale securities	5,046	—	—
Deferred gains or losses on hedges	14	—	—
Translation adjustments	(2,088)	—	—
Total valuation and translation adjustments	2,972	—	—
Minority interests	18,397	—	—
Total net assets	154,049	—	—
Total liabilities and net assets	279,352	—	—

Q.P. CORPORATION

Consolidated Statements of Income

(Millions of yen)

	Interim period ended May 31, 2006	Interim period ended May 31, 2005	Year ended November 30, 2005
NET SALES	225,112	225,300	455,007
COST OF SALES	170,047	172,846	346,520
Gross profit	55,065	52,453	108,487
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	47,301	46,696	95,656
Operating income	7,764	5,757	12,830
NON-OPERATING INCOME:			
Interest income and dividend receivable	228	210	465
Equity income	149	119	183
Other	258	236	627
NON-OPERATING EXPENSES:			
Interest expense	253	272	544
Other	329	426	733
Ordinary income	7,817	5,625	12,829
EXTRAORDINARY GAINS:			
Gain on sales of fixed assets	9	12	24
Gain on sales of investment in securities	12	72	245
Other	68	13	91
EXTRAORDINARY LOSSES:			
Loss on sales and disposal of fixed assets	619	248	554
Other	221	379	612
Net income before income taxes and minority interests	7,066	5,095	12,024
Income taxes	2,958	2,305	3,388
Income taxes deferred	382	110	1,910
Minority interests	530	451	1,260
Net income	3,195	2,227	5,465

Q.P. CORPORATION

Consolidated Statements of Shareholders' Equity

(Millions of yen)

	Interim period ended May 31, 2006	Interim period ended May 31, 2005	Year ended November 30, 2005
CAPITAL SURPLUS:			
CAPITAL SURPLUS AT BEGINNING OF THE YEAR	—	29,418	29,418
CAPITAL SURPLUS AT END OF THE INTERIM PERIOD, OR YEAR	—	29,418	29,418
EARNED SURPLUS:			
EARNED SURPLUS AT BEGINNING OF THE YEAR	—	75,985	75,985
INCREASE OF EARNED SURPLUS:			
Net income	—	2,227	5,465
Increase of earned surplus	—	2,227	5,465
DECREASE OF EARNED SURPLUS:			
Cash dividends	—	1,072	2,066
Directors' and corporate auditors' bonuses	—	87	88
Decrease of earned surplus	—	1,160	2,155
EARNED SURPLUS AT END OF THE INTERIM PERIOD, OR YEAR	—	77,053	79,295

Q.P. CORPORATION

Consolidated Statements of Changes in Net Assets

(Millions of yen)

Current interim period (From December 1, 2005 to May 31, 2006)

	Owners' equity					Valuation and translation adjustments					
	Paid-in capital	Capital surplus	Earned surplus	Treasury stock	Total owners' equity	Valuation difference on available -for-sale securities	Deferred gains or losses on hedges	Translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance at November 30, 2005	24,104	29,418	79,295	(2,500)	130,318	4,448	—	(2,353)	2,094	17,919	150,332
Changes of items during the interim period											
Dividends from surplus			(994)		(994)						(994)
Net income			3,195		3,195						3,195
Repurchase of treasury stock				(4)	(4)						(4)
Disposal of treasury stock		13		223	236						236
Directors' and corporate auditors' bonuses			(70)		(70)						(70)
Net changes of items other than owners' equity						598	14	265	877	477	1,354
Total changes of items during the interim period	—	13	2,130	218	2,362	598	14	265	877	477	3,717
Balance at May 31, 2006	24,104	29,431	81,426	(2,281)	132,680	5,046	14	(2,088)	2,972	18,397	154,049

Q.P. CORPORATION

Consolidated Statements of Cash Flows

(Millions of yen)

	Interim period ended May 31, 2006	Interim period ended May 31, 2005	Year ended November 30, 2005
I . CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income before income taxes and minority interests	7,066	5,095	12,024
Adjustment to reconcile net income before income taxes and minority interests to net cash provided by (used in) operating activities:			
Depreciation and amortization	5,755	5,916	12,279
Loss on impairment of fixed assets	142	—	—
Amortization of consolidation adjustment accounts	15	15	28
Amortization of bond issue cost	8	—	62
Equity income	(149)	(119)	(183)
Write-down of investment in securities	7	—	6
Write-down of golf course memberships	1	58	71
Decrease in reserve for retirement benefits	(2,567)	(1,765)	(3,661)
Decrease in reserve for directors' and corporate auditors' retirement pay	(40)	(587)	(447)
Increase (decrease) in reserve for sales rebates	63	284	(242)
Increase in reserve for directors' and corporate auditors' bonuses	51	—	—
Increase in reserve for bonuses	677	667	70
Increase (decrease) in allowance for doubtful accounts	(89)	60	50
Interest income and dividend receivable	(228)	(210)	(465)
Interest expense	253	272	544
Gain on sales of investment in securities	(12)	(72)	(231)
Loss on sales and disposal of fixed assets	609	235	529
Increase in notes and accounts receivable	(5,995)	(5,520)	(374)
(Increase) decrease in inventories	(655)	(2,013)	43
Increase (decrease) in notes and accounts payable	722	2,681	(353)
Increase (decrease) in accounts payable-other	1,774	(1,416)	(777)
Increase (decrease) in accrued consumption taxes	(319)	16	168
Decrease in accrued expenses	(1,845)	(1,655)	—
Directors' and corporate auditors' bonuses paid	(70)	(87)	(88)
Directors' and corporate auditors' bonuses payment charged to minority shareholders	(31)	(29)	(29)
Other	132	1,541	1,654
Sub total	5,275	3,367	20,679
Interest income and dividends received	238	281	540
Interest paid	(256)	(168)	(532)
Income taxes paid	(1,293)	(2,467)	(5,001)
Net cash provided by operating activities	3,964	1,012	15,686

	Interim period ended May 31, 2006	Interim period ended May 31, 2005	Year ended November 30, 2005
II. CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of securities	(11)	(13)	(27)
Sales of securities	11	13	27
Purchase of tangible fixed assets	(7,582)	(4,793)	(10,707)
Purchase of intangible fixed assets	(381)	(287)	(857)
Purchase of investment in securities	(816)	(305)	(497)
Sales of investment in securities	44	112	2,646
Loans receivable made	(380)	(1,563)	(5,813)
Collection of loans receivable	155	1,057	4,554
Disbursements for time deposits	(1,009)	(209)	(220)
Withdrawal of time deposits	10	292	369
Other	999	(1,067)	(1,100)
Net cash used in investing activities	(8,960)	(6,764)	(11,625)
III. CASH FLOWS FROM FINANCING ACTIVITIES			
Borrowing on short-term loans	49,022	31,937	79,247
Repayment of short-term loans	(54,230)	(30,028)	(72,733)
Borrowing on long-term loans	11,750	300	800
Repayment of long-term loans	(1,887)	(1,962)	(3,604)
Issue of bonds	491	—	9,937
Redemption of bonds	—	—	(200)
Redemption of convertible bonds	—	—	(18,629)
Paid in from minority shareholders	17	—	183
Cash dividends paid	(994)	(1,072)	(2,066)
Cash dividends paid to minority shareholders	(100)	(101)	(157)
Repurchase of treasury stock	(4)	(188)	(192)
Sales of treasury stock	236	—	—
Net cash provided by (used in) financing activities	4,301	(1,116)	(7,415)
IV. EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	41	(22)	30
V. DECREASE IN CASH AND CASH EQUIVALENTS	(653)	(6,890)	(3,324)
VI. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	13,127	16,451	16,451
VII. CASH AND CASH EQUIVALENTS AT END OF THE INTERIM PERIOD OR YEAR	12,473	9,560	13,127

BASIS OF PREPARATIONS FOR INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Figures of amounts are described by discarding fractions less than one million yen.

(1) CONSOLIDATED SUBSIDIARIES

The Company newly established Fujiyoshida Kewpie, Co., Ltd. as a consolidated subsidiary. Thereby, consolidated subsidiaries comprise forty-four companies in the current fiscal year.

The significant consolidated subsidiaries are K.R.S. Corporation, Q.P. Egg Corporation, Deria Foods Co., Ltd., Kanae Foods Co., Ltd., and Zenno Q.P. Egg Station Co., Ltd..

Non-consolidated subsidiaries comprise eighteen companies.

The significant non-consolidated subsidiaries are Kyuso L-Plan Corporation and Osaka San-ei Logistics Corporation. These companies are excluded from the consolidation, because their total amounts of assets, sales, net income (equal to the equity share), and earned surplus (equal to the equity share) do not have a significant effect on the total consolidated amounts of assets, sales, net income, and earned surplus.

(2) APPLICATION OF THE EQUITY METHOD

The equity method is applied to the investments in five affiliated companies. The significant companies are Aohata Corporation and Summit Oil Mill Co., Ltd.. The investments in eighteen non-consolidated subsidiaries including Kyuso L-Plan Corporation and in eight affiliated companies including Thai Q.P. Co., Ltd. not to be accounted for by the equity method are stated at cost, because the amounts calculated by the application of the equity method do not have a significant effect on the total consolidated net income and earned surplus.

(3) INTERIM CLOSING DATE OF CONSOLIDATED SUBSIDIARIES

The interim closing date of the Company and K.R.S. Corporation is May 31, Beijing Q.P. Foods Co., Ltd. and Hangzhou Q.P. Foods Co., Ltd. is June 30, and the others is March 31. The subsidiaries with the closing date of June 30 are consolidated based on their temporary financial statements at May 31. The subsidiaries with the closing date of March 31 are consolidated based on the financial statements at their balance sheet date and significant transactions for the period from April 1 to May 31 are reflected in the interim consolidated financial statements.

(4) ACCOUNTING POLICIES

a. Valuation basis and valuation methods for significant assets

Securities

1. Held-to-maturity bonds are stated at amortized cost. Discounts and premiums are amortized by the straight-line method.
2. Stocks of subsidiaries and stocks of affiliated companies excluded from application of the equity method are stated at moving average cost.
3. Other securities with fair value are stated at fair value based on market price at the closing date. Valuation differences comprise shareholders' equity as valuation difference on available-for-sale securities. When sold, cost of sales is determined by the moving average method.

   Other securities with no fair value are stated at moving average cost.

Derivative financial instruments

Derivative financial instruments are stated at fair value.

Hedge accounting is adopted for derivative financial instruments which conform to the requirements of hedge accounting.

Inventories

Products, purchased goods, raw materials, supplies, and work in progress are principally stated at monthly moving average cost.

Some joint products are stated at retail periodic average cost.

b. Depreciation

Tangible fixed assets

Tangible fixed assets are depreciated by the declining balance method except for the following assets.

Buildings (except for equipment fixed inside buildings) acquired on and after April 1, 1998, are depreciated by the straight-line method.

The same basis with the Corporation Tax Law is adopted for useful life and scrap value.

Intangible fixed assets

Intangible fixed assets are depreciated by the straight-line method.

The same basis with the Corporation Tax Law is adopted for useful life.

Computer software purchased for internal use is amortized as no scrap value by the straight-line method for five years based on the estimated useful life for internal use.

Long-term prepaid expenses

Long-term prepaid expenses are amortized by the straight-line method.

c. Accounting standards for reserves

Allowance for doubtful accounts

Allowance for doubtful accounts is provided for on the amounts calculated by an estimated uncollectible rate to general credits in consideration of the past actual bad debt losses, plus on the estimated uncollectible amounts in consideration of the possibility of collection to specific credits of apprehension credits of bad debt, etc.

Reserve for sales rebates

Reserve for sales rebates is based on a proportion to sales on an accrual basis.

Reserve for bonuses

Reserve for bonuses is based on the specific computation period.

Reserve for directors' and corporate auditors' bonuses

Reserve for directors' and corporate auditors' bonuses is provided for at the necessary amounts on an accrual basis at the end of current interim period based on the estimated amounts payable at the end of current fiscal year.

(Change in accounting standard)

The Company and consolidated subsidiaries adopted the Accounting Standard for Directors' Bonus

(Accounting Standard Board of Japan Statement No.4 issued by Accounting Standard Board of Japan on November 29, 2005) from the current interim period. The standard is to be applied for the interim period of annual periods ending on or after May 1, 2006, on which the Corporate Law takes effective.

As a result, selling, general and administrative expense increased by ¥ 51 million and operating income, ordinary income, and net income before income taxes and minority interests decreased by the same amount, compared to those accounted for based on the prior standard, respectively.

Reserve for retirement benefits

Reserve for retirement benefits is provided for at the necessary amounts on an accrual basis at the end of current interim period based on the estimated retirement benefit obligations and pension fund assets at the end of current fiscal year.

Some consolidated subsidiaries adopt other method than the above.

Prior service liabilities are amortized by the straight-line method over twelve years except for K.R.S Corporation, which is registered on First Section of Tokyo Stock Exchange (from ten to thirteen years), based on the average remaining employees' service year, and their amortizations start in the respective accrual years.

Actuarial gains or losses are amortized by the straight-line method over twelve years except for K.R.S Corporation (from ten to thirteen years) based on the average remaining employees' service years, and their amortizations will start in the next year of the respective accrual years.

Retirement benefits systems of the Company and subsidiaries consist of a defined benefit pension plan (Fund-type and Contract-type) and a retirement lump-sum grants system.

(Change in accounting standard)

The Company and consolidated subsidiaries adopted the Partial Revision of Accounting Standard for Retirement Benefits (Accounting Standard Board of Japan Statement No.3 issued by Accounting Standard Board of Japan on March 16, 2005) and the Guidance on Partial Revision of Accounting Standard for Retirement Benefits (Accounting Standard Board of Japan Guidance No.7 issued by Accounting Standard Board of Japan on March 16, 2005) from the current period. The standard is to be applied for the fiscal year beginning on or after April 1, 2005.

As a result, operating income, ordinary income, and net income before income taxes and minority interests increased by ¥ 235 million, compared to those accounted for based on the prior standard, respectively.

Reserve for directors' and corporate auditors' retirement pay

The Company and consolidated subsidiaries provide a reserve for directors' and corporate auditors' retirement pay at 100% of estimated amounts payable at the end of current interim period according to each company's bylaw.

d. Deferred assets

Bond issue costs are fully accounted for as an expense of the accounting period in which the costs are accrued. Business commence costs are deferred and amortized by the straight-line method and the amortization period of the costs is five years, maximum amortization period regulated by the former Commercial Code Enforcement Regulation.

e. Accounting for lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees, are accounted for by the same method as that applied to ordinary operating leases.

f. Hedge accounting

1. Deferral hedge is adopted in hedge accounting.

   Designation transactions are applied to debts and credits in foreign currency which conform to the requirements of hedge accounting. The exceptional accounting method is adopted to the interest swap agreements which conform to the special regulated terms.

2. Hedge instruments are forward exchange contracts, crude oil swap contracts, and interest swap contracts.

3. Hedge items are purchase transactions in foreign currencies, planned purchase transactions of light and heavy oil, and interest of loans

4. The Company and consolidated subsidiaries enters into forward exchange contracts to hedge risks from fluctuation in foreign exchange rate, crude oil swap agreements to hedge risks from fluctuation in light and heavy oil price, and interest swap agreements to hedge risks from moving on fluctuation in interest rate.

   In addition, the Company and consolidated subsidiaries never makes use of them for the purpose of speculative transactions.

5. Assessment of the effectiveness of hedge accounting

   Control procedures of hedge transactions are executed according to each company's bylaw. The effectiveness of the hedge except for the following contracts is measured by comparing movements in the fair value of hedge items with those of hedge instruments. Hedge transactions are strictly controlled, analyzed, and assessed.

   Interest swap agreements are omitted to measure their effectiveness due to conforming to the special regulated terms.

(5) OTHER

a. Accounting for consumption taxes

Consumption taxes are recorded in separate accounts.

b. Tax effect accounting

The Company and some consolidated subsidiaries adopt a tax effect accounting, a so called the simple method that those companies used the effective tax rate gotten by dividing yearly estimated tax expenses by yearly estimated net income before taxes and calculated by multiplying interim net income before taxes by the above tax rate, as a result, tax adjustment amounts calculated like that are included in income taxes.

The consolidated subsidiaries excluding the above adopt the general rule which distinguish tax expenses for tax purpose and tax adjustment amounts.

(6) CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in hand, bank deposits which can be withdrawn freely and easily converted into money, and short-term investments which have an original maturity of three months or less and are not exposed to significant valuation risks.

CHANGES IN ACCOUNTING POLICY

(Accounting Standard for Impairment of Fixed Assets)

The Company adopted the Accounting Standard for Impairment of Fixed Assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets "issued by the Business Accounting Council on August 9, 2002) and the Guidance on Accounting for Impairment of Fixed Assets (Accounting Standard Board of Japan Guidance No.6 issued by Accounting Standard Board of Japan on October 31, 2003) from current interim period. The standard is to be applied for the fiscal year beginning on or after April 1, 2005.

As a result, net income before income taxes and minority interests decreased by ¥ 142 million.

Accumulated loss on impairment is directly deducted from the related assets.

(Accounting Standard for Presentation of Net Assets in the Balance Sheet)

The Company adopted the Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan Statement No.5 issued by Accounting Standard Board of Japan on December 9, 2005) and the Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan Guidance No.8 issued by Accounting Standard Board of Japan on December 9, 2005) from current interim period.

The equivalent amount of the total shareholders' equity regulated formerly is ¥ 135,638 million.

NOTES TO CONSOLIDATED BALANCE SHEETS

	Millions of yen		
	May 31, 2006	May 31, 2005	November 30, 2005
(1) Contingent liabilities (guarantees)	576	811	723
(2) Treasury stock	—	2,524,085 shares	2,527,890 shares
(Including treasury stock for stock option granted)	(—)	(1,111,000 shares)	(1,110,000 shares)
(3) Pledged assets and secured debts			
Pledged assets			
Time deposits	—	107	—
Tangible fixed assets	10,262	12,693	10,633
Total	10,262	12,800	10,633
Secured debts			
Short-term loans payable	1,874	2,690	2,238
Long-term loans payable	3,925	3,504	3,355
Bonds	—	200	—
Other (Current liabilities)	—	12	—
Other (Long-term liabilities)	—	99	—
Total	5,799	6,507	5,594

NOTES TO CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen		
	May 31, 2006	May 31, 2005	November 30, 2005
1. Research and development costs included in general and administrative expenses	1,513	1,395	2,942

2. Loss on impairment of fixed assets

Interim period ended May 31, 2006

The Company and subsidiaries recognized loss on impairment for the following group of assets in the current interim period.

Location	Use	Item	Loss on impairment (Millions of yen)
Tochigi	Idol properties (2 properties)	Land	112
Nagano	Idol properties (2 properties)	Land	29

The Company and subsidiaries classified in principle the fixed assets into groups by the type of respective operation and business place based on the management accounting units on which

revenue and expenditure continuously are taken in.

In the current interim period, the book value of the idol properties was written down to the recoverable amount by ¥ 142 million, accounted for as an extraordinary loss, due to decline of their land prices.

Recoverable amount is measured by net sales amounts based on the estimated sales amounts.

NOTES TO CONSOLIDATED STATEMENTS CHANGES IN NET ASSETS

Interim period ended May 31, 2006

1. Total numbers and periodic changes of outstanding shares and treasury stock by class

	Outstanding shares by class	Treasury stock by class
	Common stock	Common stock
Number of shares at the end of previous fiscal year	155,464,515 shares	2,527,890 shares
Increase in number of shares	—	3,852 shares
Decrease in number of shares	—	217,000 shares
Number of shares at the end of current interim period	155,464,515 shares	2,314,742 shares

(Notes)

1. Increase in number of common stock of treasury stock is due to acquisition of the odd stock
2. Decrease in number of common stock of treasury stock is due to exercise of the former stock subscription rights in accordance with the Article 210-2 of the pre commercial code revision.

2. Dividend

(1) Dividends from surplus

The resolution matter of the 93rd shareholders' meeting held at February 22, 2006

(1) Total amounts of dividend:	¥ 994,409,377
(2) Dividend per share	¥ 6.50
(3) Record date	November 30, 2005
(4) Effective date	February 23, 2006

(2) Dividends whose effective date is after the end of current interim period and record date is included in the current interim period

(1) Total amounts of dividend:	¥ 995,794,839
(2) Dividend resource	Earned surplus
(3) Dividend per share	¥ 6.50
(4) Record date	May 31, 2006
(5) Effective date	August 8, 2006

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash and cash equivalents comprise as follows:

	Millions of yen		
	May 31, 2006	May 31, 2005	November 30, 2005
Cash and deposits	13,436	9,650	13,153
(Deduction)			
Time deposits with maturity over three months	(963)	(89)	(26)
Cash and cash equivalents	12,473	9,560	13,127

LEASE TRANSACTIONS

(1) Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees

Interim period ended May 31, 2006

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Machinery, equipment and transportation equipment	15,196	7,255	7,940
Tangible fixed assets-Other	7,660	3,714	3,946
Computer software	172	78	93
Total	23,028	11,048	11,980

b. Future lease payments

Due within one year	¥ 4,189	million
Due over one year	¥ 7,796	million
Total	¥ 11,985	million

c. Lease payments, depreciation and estimated interest expense

Lease payments	¥ 2,338	million
Depreciation expense	¥ 2,156	million
Estimated interest expense	¥ 140	million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

(Note)

The item concerning loss on impairment of fixed assets is omitted because none of the loss is allocated to lease assets.

Interim period ended May 31, 2005

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Machinery, equipment and transportation equipment	14,791	6,834	7,957
Tangible fixed assets-Other	8,863	4,039	4,824
Computer software	168	101	66
Total	23,824	10,975	12,849

b. Future lease payments

Due within one year	¥ 3,929 million
Due over one year	¥ 9,138 million
Total	¥ 13,068 million

c. Lease payments, depreciation and estimated interest expense

Lease payments	¥ 2,726 million
Depreciation expense	¥ 2,555 million
Estimated interest expense	¥ 153 million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

Year ended November 30, 2005

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Machinery, equipment and transportation equipment	14,731	6,805	7,926
Tangible fixed assets-Other	7,661	3,390	4,271
Computer software	107	60	46
Total	22,501	10,256	12,245

b. Future lease payments

Due within one year	¥ 4,147 million
Due over one year	¥ 8,514 million
Total	¥ 12,662 million

c. Lease payments, depreciation and estimated interest expense

Lease payments	¥ 4,785 million
Depreciation expense	¥ 4,449 million
Estimated interest expense	¥ 305 million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

(2) Operating lease transactions

Interim period ended May 31, 2006

Future lease payments

Due within one year	¥ 60 million
Due over one year	¥ 120 million
Total	¥ 180 million

Interim period ended May 31, 2005

Future lease payments

Due within one year	¥ 78 million
Due over one year	¥ 183 million
Total	¥ 262 million

Year ended November 30, 2005

Future lease payments

Due within one year	¥ 88 million
Due over one year	¥ 196 million
Total	¥ 285 million

SECURITIES

Interim period ended May 31, 2006

1. Held-to-maturity bonds with fair value

(Millions of yen)

Description	Book value	Fair value	Unrealized gain (loss)
(1) Other	1,000	751	(248)
Total	1,000	751	(248)

2. Other securities with fair value

(Millions of yen)

Description	Acquisition cost	Book value	Unrealized gain (loss)
(1) Stocks	8,905	17,451	8,546
(2) Other	88	95	7
Total	8,993	17,546	8,553

3. Principal securities with no fair value

(Millions of yen)

	Book value	Remarks
(1) Held-to-maturity bonds		
Domestic bonds of private placement	27	
(2) Other securities		
Unlisted stocks (except for over-the-counter securities)	2,829	

(Note) The Company and consolidated subsidiaries wrote down by ¥ 7 million against securities with a remarkable decline in the value of investment.

Interim period ended May 31, 2005

1. Held-to-maturity bonds with fair value

(Millions of yen)

Description	Book value	Fair value	Unrealized gain (loss)
(1) Other	2,000	1,862	(137)
Total	2,000	1,862	(137)

2. Other securities with fair value

(Millions of yen)

Description	Acquisition cost	Book value	Unrealized gain (loss)
(1) Stocks	8,832	12,904	4,072
(2) Bonds			
(a) Other	394	399	4
(3) Other	42	47	4
Total	9,270	13,352	4,081

3. Principal securities with no fair value

(Millions of yen)

	Book value	Remarks
(1) Held-to-maturity bonds		
Domestic bonds of private placement	27	
(2) Other securities		
Unlisted stocks (except for over-the-counter securities)	2,904	

Year ended November 30, 2005

1. Held-to-maturity bonds with fair value

(Millions of yen)

Description	Book value	Fair value	Unrealized gain (loss)
(1) Other	1,000	810	(189)
Total	1,000	810	(189)

2. Other securities with fair value

(Millions of yen)

Description	Acquisition cost	Book value	Unrealized gain (loss)
(1) Stocks	8,173	15,711	7,538
(2) Other	23	32	8
Total	8,196	15,744	7,547

(Note) The Company and consolidated subsidiaries wrote down by ¥ 6 million against securities with a remarkable decline in the value of investment.

3. Principal securities with no fair value

(Millions of yen)

	Book value	Remarks
(1) Held-to-maturity bonds		
Domestic bonds of private placement	27	
(2) Other securities		
Unlisted stocks (except for over-the-counter securities)	2,830	

DERIVATIVE FINANCIAL TRANSACTIONS

1. Interest rate swap agreements

(Millions of yen)

Classification	Description	May 31, 2006			May 31, 2005			November 30, 2005		
		Contract amount	Fair value	Unrealized gain(loss)	Contract amount	Fair value	Unrealized gain(loss)	Contract amount	Fair value	Unrealized gain(loss)
Non-market transactions	Interest rate swap Floating rate receipt, fixed rate payment	—	—	—	100	(0)	(0)	—	—	—
Total		—	—	—	100	(0)	(0)	—	—	—

(Notes)

1. Fair value is based on the price quoted by Financial Institutions.
2. Derivative financial transactions for which hedge accounting is applied, are excluded from the above table.

SEGMENT INFORMATION

(1) Segment information of business line

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Interim period ended May 31, 2006					
Sales					
(1) Sales to customers	180,952	44,159	225,112	—	225,112
(2) Internal sales or transfers to/from segments	4	11,973	11,978	(11,978)	—
Total	180,957	56,133	237,091	(11,978)	225,112
Operating expenses	172,113	54,362	226,476	(9,127)	217,348
Operating income	8,843	1,770	10,614	(2,850)	7,764

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Interim period ended May 31, 2005					
Sales					
(1) Sales to customers	182,340	42,959	225,300	—	225,300
(2) Internal sales or transfers to/from segments	4	11,993	11,997	(11,997)	—
Total	182,344	54,953	237,297	(11,997)	225,300
Operating expenses	175,747	53,028	228,775	(9,232)	219,542
Operating income	6,597	1,924	8,522	(2,764)	5,757

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Year ended November 30, 2005					
Sales					
(1) Sales to customers	367,774	87,233	455,007	—	455,007
(2) Internal sales or transfers to/from segments	9	24,245	24,254	(24,254)	—
Total	367,783	111,478	479,262	(24,254)	455,007
Operating expenses	353,425	107,457	460,883	(18,706)	442,176
Operating income	14,357	4,021	18,379	(5,548)	12,830

(Notes)

a. Methods determining business segments

Business segments are classified based on business line.

b. Main products of each business segment

Business segment	Main Products
Foodstuffs	Mayonnaise and dressings, Fruit applications and cooked foods, Egg products, Healthcare products, Vegetables and salads
Distribution	Storage and transportation

c. Operating expenses unable to be allocated to segments, mainly belong to general control division in the head office of the Company and consolidated subsidiary K.System Co., Ltd.and KEWPIE AI Co., Ltd..

Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 2,884 million, ¥ 2,880 million, and ¥ 5,782 million for the interim period ended May 31, 2006 and 2005 and for the year ended November 30, 2005, respectively.

(2) Geographical business

Segment information of the geographical business is not disclosed since the proportion of domestic sales in the interim period ended May 31, 2006 and 2005 and for the year ended November 30, 2005, exceeds 90% to the total amount of segment sales, respectively.

(3) Overseas sales amounts

Segment information of overseas sales amounts is not disclosed since the overseas sales amounts in the interim period ended May 31, 2006 and 2005 and for the year ended November 30, 2005, are less than 10% of consolidated sales, respectively.

DESCRIPTION OF PRODUCTION, PRODUCTION BUSINESS UNDER CONTRACT RECEIVED, AND SALES

1.Production results

(Millions of yen)

Business segment	Interim period ended May 31, 2006	
		Percentage to the interim period ended May 31, 2005
Foodstuffs	104,651	95.3%
Total	104,651	95.3%

(Notes) 1. Production activity is not conducted in Distribution business.

2. Consumption taxes are not included in the above table.

2.Purchasing results

(Millions of yen)

Business segment	Interim period ended May 31, 2006	
		Percentage to the interim period ended May 31, 2005
Foodstuffs	27,092	98.2%
Distribution	3,714	113.7%
Total	30,807	99.8%

(Note) Consumption taxes are not included in the above table.

3.Production business under contract received

The company and subsidiaries do not conduct production business under contract received.

4.Sales results

(Millions of yen)

Business segment	Line of products	Interim period ended May 31, 2006	Interim period ended May 31, 2005	Year ended November 30,2005
Foodstuffs	Mayonnaise and dressings	58,305	57,813	115,211
	Fruit applications and cooked foods	25,277	25,015	50,256
	Egg products	42,672	45,914	90,197
	Healthcare products	6,235	6,757	14,952
	Vegetables and salads	48,462	46,839	97,155
	Sub-total	180,952	182,340	367,774
Distribution	Storage and transportation	44,159	42,959	87,233
Total		225,112	225,300	455,007

(Notes) 1. Consumption taxes are not included in the above table.

2. Sales to unaffiliated customers are shown in the above table.

Q.P. CORPORATION

BRIEFING OF THE ACCOUNT

(NON-CONSOLIDATION)

FOR THE INTERIM PERIOD ENDED MAY 31, 2006

(Translation)

July 10, 2006

BRIEFING OF THE ACCOUNT (NON-CONSOLIDATED)
FOR THE INTERIM PERIOD ENDED MAY 31, 2006

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www.kewpie.co.jp/english/
Listed exchange:	Tokyo Stock Exchange
Location of head office:	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo
Name and title of representative:	Yutaka Suzuki President and Representative Director
Contact for inquiries:	Katsuhiko Sasaki Director and General Manager of Administration Division Tel.+81-3-3486-3331
Board of directors held for the interim closing:	July 10, 2006
Beginning date on payment of interim dividend:	August 8, 2006

The unit of shares for one vote is 100 shares.

1. Business results for the interim period ended May 31, 2006 (From December 1, 2005 to May 31, 2006):

(1) Operating results

	Interim period ended May 31, 2006	Interim period ended May 31, 2005	Year ended November 30, 2005
Net sales	¥ 114,368 million (-1.3%)	¥ 115,830 million (-1.3%)	¥ 232,668 million
Operating income	¥ 3,825 million (12.0%)	¥ 3,416 million (-26.0%)	¥ 6,074 million
Ordinary income	¥ 4,144 million (13.9%)	¥ 3,639 million (-25.9%)	¥ 6,453 million
Net income	¥ 2,101 million (0.8%)	¥ 2,084 million (-22.2%)	¥ 3,769 million
Net income per share	¥ 13.73	¥ 13.62	¥ 24.44
(Notes)			
1. Weighted average number of shares	153,066,678 shares	153,025,638 shares	153,006,803 shares

2. Changes in accounting principles in the current interim period None

3. The percentage (%) of Net sales, Operating income, Ordinary income, and Net income is the ratio of the increase or decrease compared with the previous interim period.

(2) Financial conditions

	Interim period ended May 31, 2006	Interim period ended May 31, 2005	Year ended November 30, 2005
Total assets	¥ 198,488 million	¥ 192,012 million	¥ 189,865 million
Net assets	¥ 120,856 million	¥ 116,331 million	¥ 118,987 million
Equity ratio	60.9%	60.6%	62.7%
Net assets per share	¥ 788.88	¥ 760.39	¥ 777.57
(Notes)			
1. Number of outstanding shares	153,199,206 shares	152,989,863 shares	152,986,058 shares
2. Number of treasury stock	2,265,309 shares	2,474,652 shares	2,478,457 shares

2. Estimate of operating results for the fiscal year ending November 30, 2006 (From December 1, 2005 to November 30, 2006):

	Year ending November 30, 2006
Net sales	¥ 231,000 million
Ordinary income	¥ 7,000 million
Net income	¥ 3,650 million

(Reference) Estimate of yearly net income per share ¥ 23.83

3. Dividend status

Cash dividend

	Year ending November 30, 2006 (Actual)	Year ending November 30, 2006 (Estimate)	Year ended November 30, 2005 (Actual)
Dividend paid per share at the end of:			
Interim period	¥6.50	-	¥6.50
Year	-	¥6.50	¥6.50
Annual Dividend per share		¥13.00	¥13.00

(Note)

Dividend paid per share at the interim period ended May 31, 2006 includes:

Commemorative dividend —

Special dividend —

Figures of amounts are described by discarding fractions less than one million yen.

The above estimate information is reported based on available information and uncertain factors which may have an effect on the future operating results, and the estimate of operating results may differ significantly from the actual operating results due to uncertain various factors.

Q.P. CORPORATION

Non-Consolidated Balance Sheets

(Millions of yen)

	May 31, 2006	May 31, 2005	November 30, 2005
ASSETS:			
CURRENT ASSETS:			
Cash and deposits	10,428	6,358	10,182
Notes	450	943	587
Accounts receivable	40,731	40,017	34,294
Inventories	8,973	9,578	7,832
Short-term loans receivable	22,639	26,740	25,301
Deferred tax assets	621	660	621
Other	1,709	2,460	2,796
Allowance for doubtful accounts	(1,049)	(224)	(208)
Total current assets	84,506	86,537	81,407
FIXED ASSETS:			
Tangible fixed assets			
Buildings	23,059	23,980	23,609
Machinery and equipment	15,454	16,220	16,325
Land	17,245	15,822	16,171
Construction in progress	3,736	1,071	1,369
Other	2,449	2,521	2,520
Total tangible fixed assets	61,945	59,617	59,996
Intangible fixed assets	1,357	1,402	1,511
Investments and other assets			
Investment in securities	18,147	15,350	16,501
Stocks of subsidiaries and affiliated companies	19,259	19,324	19,249
Prepaid pension costs	8,294	5,127	6,625
Other	5,124	5,331	5,178
Allowance for doubtful accounts	(146)	(677)	(603)
Total investments and other assets	50,679	44,456	46,951
Total fixed assets	113,981	105,475	108,458
Total assets	198,488	192,012	189,865

Q.P. Corporation

Non-Consolidated Statements of Income

(Millions of yen)

	Interim period ended May 31, 2006	Interim period ended May 31, 2005	Year ended November 30, 2005
NET SALES	114,368	115,830	232,668
COST OF SALES	77,708	80,237	160,486
Gross profit	36,659	35,593	72,181
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	32,834	32,177	66,106
Operating income	3,825	3,416	6,074
NON-OPERATING INCOME:			
Interest income and dividend receivable	473	451	745
Other	94	117	359
NON-OPERATING EXPENSES:			
Interest expense	102	138	283
Other	146	207	444
Ordinary income	4,144	3,639	6,453
EXTRAORDINARY GAINS:			
Gain on sales of investment in securities	—	—	139
Reversal of allowance for doubtful accounts	29	—	82
Other	34	0	0
EXTRAORDINARY LOSSES:			
Loss on disposal of fixed assets	256	182	363
Write-down of investment in securities	—	—	6
Other	559	167	294
Net income before income taxes	3,392	3,290	6,011
Income taxes	1,291	1,206	930
Income taxes deferred	—	—	1,310
Net income	2,101	2,084	3,769
Retained earnings at the beginning of year	—	1,151	1,151
Interim dividends	—	—	994
Unappropriated retained earnings	—	3,235	3,927

Statement of Changes in Net Assets

(Millions of yen)

Interim period ended May 31, 2006

	Owners' equity										
		Capital surplus			Earned surplus						
						Other earned surplus					
	Paid-in capital	Capital legal reserve	Other capital surplus	Total capital surplus	Earned legal reserve	Special depreciation reserve	Reserve for deduction entry of property replaced by purchase	Special account reserve for deduction entry of property replaced by purchase	General reserve	Earned surplus brought forward	Total earned surplus
Balance at November 30, 2005	24,104	29,418	—	29,418	3,115	49	2,105	59	54,700	3,927	63,957
Changes of items during the interim period											
Dividends from surplus										(994)	(994)
Net income										2,101	2,101
Repurchase of treasury stock											
Disposal of treasury stock			13	13							
Transfer to reserve						5	60		1,800	(1,866)	—
Transfer from reserve						(15)	(29)	(59)		105	—
Directors' and corporate auditors' bonuses										(30)	(30)
Net changes of items other than owners' equity											
Total changes of items during the interim period	—	—	13	13	—	(9)	30	(59)	1,800	(684)	1,075
Balance at May 31, 2006	24,104	29,418	13	29,431	3,115	39	2,136	—	56,500	3,242	65,033

	Owners' equity		Valuation and translation adjustments		Total net assets
	Treasury stock	Total owners' equity	Valuation difference on available-for-sale securities	Total valuation and translation adjustments	
Balance at November 30, 2005	(2,487)	114,993	3,994	3,994	118,987
Changes of items during the interim period					
Dividends from surplus		(994)			(994)
Net income		2,101			2,101
Repurchase of treasury stock	(4)	(4)			(4)
Disposal of treasury stock	223	236			236
Transfer to reserve		—			—
Transfer from reserve		—			—
Directors' and corporate auditors' bonuses		(30)			(30)
Net changes of items other than owners' equity			560	560	560
Total changes of items during the interim period	218	1,308	560	560	1,868
Balance at May 31, 2006	(2,268)	116,301	4,554	4,554	120,856

SIGNIFICANT ACCOUNTING POLICIES

Figures of amounts are described by discarding fractions less than one million yen.

a. Valuation basis and valuation methods for significant assets

Securities

1. Held-to-maturity bonds are stated at amortized cost. Discounts and premiums are amortized by the straight-line method.
2. Stocks of subsidiaries and affiliated companies are stated at moving average cost.
3. Other securities with fair value are stated at fair value based on market price at the closing date. Valuation differences comprise shareholders' equity as Valuation difference on available-for-sale securities. When sold, cost of sales is determined by the moving average method.

   Other securities with no fair value are stated at moving average cost.

Derivative financial instruments

Derivative financial instruments are stated at fair value.

Hedge accounting is adopted for derivative financial instruments which conform to the requirements of hedge accounting.

Inventories

Products, purchased goods, raw materials, supplies, and work in progress are principally stated at monthly moving average cost.

Some joint products are stated at retail periodic average cost.

b. Depreciation

Tangible fixed assets

Tangible fixed assets are depreciated by the declining balance method except for the following assets.

Buildings (except for equipment fixed inside buildings) acquired on and after April 1, 1998, are depreciated by the straight-line method.

The same basis with the Corporation Tax Law is adopted for useful life and scrap value.

Intangible fixed assets

Intangible fixed assets are depreciated by the straight-line method.

The same basis with the Corporation Tax Law is adopted for useful life.

Computer software purchased for internal use is amortized as no scrap value by the straight-line method for five years based on the estimated useful life for internal use.

Long-term prepaid expenses

Long-term prepaid expenses are amortized by the straight-line method.

c. Accounting standards for reserves

Allowance for doubtful accounts

Allowance for doubtful accounts is provided for on the amounts calculated by an estimated uncollectible rate to general credits in consideration of the past actual bad debt losses, plus on the estimated uncollectible amounts in consideration of the possibility of collection to specific credits of apprehension credits of bad debt, etc.

Reserve for sales rebates

Reserve for sales rebates is based on a proportion to sales on an accrual basis.

Reserve for bonuses

Reserve for bonuses is based on the specific computation period.

Reserve for directors' and corporate auditors' bonuses

Reserve for directors' and corporate auditors' bonuses is provided for at the necessary amounts on an accrual basis at the end of current interim period based on the estimated amounts payable at the end of current fiscal year.

(Change in accounting standard)

The Company adopted the Accounting Standard for Directors' Bonus (Accounting Standard Board of Japan Statement No.4 issued by Accounting Standard Board of Japan on November 29, 2005) from the current interim period. The standard is to be applied for the interim period of annual periods ending on or after May 1, 2006, on which the Corporate Law takes effective.

As a result, selling, general and administrative expense increased by ¥ 15 million and operating income, ordinary income, and net income before income taxes decreased by the same amount, compared to those accounted for based on the prior standard, respectively.

Reserve for retirement benefits

Reserve for retirement benefits is provided for at the necessary amounts on an accrual basis at the end of current interim period based on the estimated retirement benefit obligations and pension fund assets at the end of current fiscal year.

Prior service liabilities are amortized by the straight-line method over a certain period twelve years within an average remaining service period of employees and their amortization starts in the respective accrual years.

Actuarial gains or losses are amortized by the straight-line method over twelve years based on the average remaining employees' service years, and their amortizations will start in the next year of the respective accrual years.

As the pension funds assets exceeded retirement benefit obligations in the current interim period, its excess amounts were accounted for as prepaid pension costs in investments and other assets.

Retirement benefit systems of the Company consist of a defined benefit pension plan (Fund-type and

Contract-type).

(Change in accounting standard)

The Company adopted the Partial Revision of Accounting Standard for Retirement Benefits (Accounting Standard Board of Japan Statement No.3 issued by Accounting Standard Board of Japan on March 16, 2005) and the Guidance on Partial Revision of Accounting Standard for Retirement Benefits (Accounting Standard Board of Japan Guidance No.7 issued by Accounting Standard Board of Japan on March 16, 2005) from the current period. The standard is to be applied for the fiscal year beginning on or after April 1, 2005.

As a result, operating income, ordinary income, and net income before income taxes increased by ¥ 169 million, compared to those accounted for based on the prior standard, respectively.

Reserve for directors' and corporate auditors' retirement pay

The Company provides a reserve for directors' and corporate auditors' retirement pay at 100% of estimated amounts payable at end of the current interim period according to the Company's bylaw.

d. Accounting for lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees, are accounted for by the same method as that applied to ordinary operating leases.

e. Hedge accounting

1. Deferral hedge is adopted in hedge accounting.

   Designation transactions are applied to debts and credits in foreign currency which conform to the requirements of hedge accounting.

2. Hedge instruments are forward exchange contracts.
3. Hedge items are purchase transactions in foreign currencies.
4. The Company enters into forward exchange contracts to hedge risks from fluctuation in foreign exchange rate and never makes use of them for the purpose of speculative transactions.
5. Assessment of the effectiveness of hedge accounting

   Control procedures of hedge transactions are executed according to the Company's bylaw. The effectiveness of the hedge is measured by comparing movements in the fair value of hedge items with those of hedge instruments. Hedge transactions are strictly controlled, analyzed, and assessed.

f. Other

1. Accounting for consumption tax

Consumption taxes are recorded in separate accounts.

2. Tax effect accounting

The Company adopts a tax effect accounting, a so called the simple method that the company used the effective tax rate gotten by dividing yearly estimated tax expenses by yearly estimated net income before

taxes and calculated by multiplying interim net income before taxes by the above tax rate, as a result, tax adjustment amounts calculated like that are included in income taxes.

CHANGES IN ACCOUNTING POLICY

(Accounting Standard for Impairment of Fixed Assets)

The Company adopted the Accounting Standard for Impairment of Fixed Assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets "issued by the Business Accounting Council on August 9, 2002) and the Guidance on Accounting for Impairment of Fixed Assets (Accounting Standard Board of Japan Guidance No.6 issued by Accounting Standard Board of Japan on October 31, 2003) from current interim period. The standard is to be applied for the fiscal year beginning on or after April 1, 2005.

As a result, net income before income taxes decreased by ¥ 112 million.

Accumulated loss on impairment is directly deducted from the related assets.

(Accounting Standard for Presentation of Net Assets in the Balance Sheet)

The Company adopted the Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan Statement No.5 issued by Accounting Standard Board of Japan on December 9, 2005) and the Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan Guidance No.8 issued by Accounting Standard Board of Japan on December 9, 2005) from current interim period.

The equivalent amount of the total shareholders' equity regulated formerly is ¥ 120,856 million.

NOTES TO BALANCE SHEETS

	Millions of yen		
	May 31, 2006	May 31, 2005	November 30, 2005
(1) Accumulated depreciation of tangible fixed assets	97,689	93,682	95,899
(2) Contingent liabilities (guarantees)	3,391	2,904	3,290
(3) Treasury stock	—	2,483	2,487
(Including treasury stock for stock option granted)	(—)	(2,474,652 shares)	(2,478,457 shares)

NOTES TO STATEMENTS OF INCOME

1. Depreciation expense

	Millions of yen		
	Interim period ended May 31, 2006	Interim period ended May 31, 2005	Year ended November 30, 2005
Tangible fixed assets	2,951	3,090	6,468
Intangible fixed assets	264	267	533
Long-term prepaid expenses	120	113	236

2. Loss on impairment of fixed assets

Interim period ended May 31, 2006

The Company recognized loss on impairment on the following group of assets in the current interim period.

Location	Use	Item	Loss on impairment (Millions of yen)
Tochigi	Idol properties (2 properties)	Land	112

The Company classified in principle fixed assets into groups by the type of respective operation and business place based on the management accounting units on which revenue and expenditure continuously are taken in.

In the current interim period, the book value of the idol properties was written down to the recoverable amount by ¥ 112 million, accounted for as an extraordinary loss, due to decline of their land prices.

Recoverable amount is measured by net sales amounts based on the estimated sales amounts.

NOTES TO STATEMENTS OF CHANGES IN NET ASSETS

Total numbers and periodic changes of treasury stock by class

Treasury stock by class	Common stock
Number of shares at the end of previous fiscal year	2,478,457 shares
Increase in number of shares	3,852 shares
Decrease in number of shares	217,000 shares
Number of shares at the end of current interim period	2,265,309 shares

(Notes)

1. Increase in number of common shares of treasury stock is due to acquisition of the odd stock

2. Decrease in number of common shares of treasury stock is due to exercise of the former stock subscription rights in accordance with the Article 210-2 of the pre commercial code revision.

Q. P. CORPORATION

Supplementary Data for The Brief Note of The Account

for The Interim Period Ended May 31, 2006

(Notes)

Figures less than units indicated are rounded off, except for section 8.

The estimate information in this data is reported based on available information and uncertain factors which may have an effect on the future operating results.

As a result, the estimate of operating results may differ significantly from the actual operating results due to uncertain various factors.

1. Sales - Results And Estimates

(Consolidation)

(Billions of yen)

	1st Half of FY2004	1st Half of FY2005	1st Half of FY2006	FY2005	FY2006 Estimate
Mayonnaise and dressings	56.3	57.8	58.3	115.2	116.5
Mayonnaise	29.1	28.9	28.0	57.0	55.5
Dressings	27.2	28.9	30.3	58.2	61.0
Fruit applications and cooked foods	25.4	25.0	25.3	50.3	50.7
Egg products	33.8	45.9	42.7	90.2	86.2
Egg material products	19.6	32.3	28.7	60.7	55.2
Processed egg products	9.4	9.0	9.3	18.7	19.6
Fine chemical	2.7	2.9	2.8	6.1	6.4
Other	2.1	1.7	1.9	4.7	5.0
Healthcare products	7.8	6.8	6.2	15.0	13.6
Baby foods	2.4	2.5	2.3	5.1	4.8
Health foods	3.3	2.9	2.9	5.9	6.4
Nursing carc foods	0.1	0.3	0.3	0.6	0.7
Other	2.0	1.1	0.7	3.4	1.7
Vegetables and salads	42.1	46.8	48.5	97.2	98.8
Prepared food and salads	14.7	13.6	14.0	28.6	29.1
Cut vegetables	2.3	3.0	3.4	6.3	7.2
CVS vendors	11.4	16.6	17.5	34.6	35.7
Other	13.7	13.6	13.6	27.6	26.8
Distribution systems	40.4	43.0	44.2	87.2	89.2
Total	205.8	225.3	225.1	455.0	455.0

(Q. P. Corporation)

(Billions of yen)

	1st Half of FY2004	1st Half of FY2005	1st Half of FY2006	FY2005	FY2006 Estimate
Mayonnaise and dressings	50.4	51.3	51.1	102.1	102.7
Fruit applications and cooked foods	24.4	23.5	23.2	46.0	45.8
Egg products	21.2	22.4	22.0	45.5	45.2
Healthcare products	7.8	6.8	6.2	15.0	13.6
Vegetables and salads	11.8	10.2	10.2	20.6	20.4
Rental of facilities	1.8	1.8	1.7	3.5	3.3
Total	117.3	115.8	114.4	232.7	231.0

Mayonnaise and Dressings Sales Condition by Market Type (Q. P. Corporation)

		1st Half of FY2004	1st Half of FY2005	1st Half of FY2006
Home-use	Volume (1000t)	66	65	62
	Amount (¥ bn)	33.3	33.6	33.1
Commercial-use	Volume (1000t)	44	44	45
	Amount (¥ bn)	15.0	15.6	15.8

2. Marginal Income *1 - Results And Estimates

(Billions of yen)

	1st Half of FY2004	1st Half of FY2005	1st Half of FY2006	FY2005	FY2005 Estimate
Core business *2	14.2	14.3	13.6	26.3	25.7
Egg products	5.5	3.2	5.6	9.4	11.7
Healthcare products	1.0	1.0	0.9	2.1	2.1
Vegetables and salads	1.8	1.9	2.2	4.5	5.4
Distribution systems	3.3	3.2	3.1	6.3	6.4
Total	25.8	23.6	25.4	48.6	51.3

(Notes)

*1. Marginal income is income after subtracting sales promotion expense, warehousing and carrying charge and other direct sales costs from gross profit on sales.

*2. Core business consists of Mayonnaise and dressings and Fruit applications and cooked foods.

3. Administrative Expenses - Results And Estimates

(Consolidation)

(Billions of yen)

	1st Half of FY2004	1st Half of FY2005	1st Half of FY2006	FY2005	FY2006 Estimate
Sale promotion expense	11.3	10.4	11.2	22.5	23.3
Advertising expense	4.7	4.8	4.6	9.5	8.8
Warehousing and carrying charge	11.9	12.9	12.9	26.4	26.3
Labor expense	9.9	9.9	9.5	19.7	19.5
R&D expense	1.3	1.4	1.5	2.9	3.1

(Q. P. Corporation)

(Billions of yen)

	1st Half of FY2004	1st Half of FY2005	1st Half of FY2006	FY2005	FY2006 Estimate
Sale promotion expense	10.7	10.0	10.7	21.5	22.1
Advertising expense	4.6	4.7	4.4	9.1	8.4
Warehousing and carrying charge	6.0	6.0	6.0	12.1	12.3
Labor expense	5.9	5.8	5.5	11.6	11.4
R&D expense	1.0	1.1	1.2	2.9	2.5

4.Non-operating income and expenses, extraordinary gains and losses – Results And Estimate and Principal items of increase or decrease in comparison with the previous year

(Consolidation)

(Billions of yen)

	May 31, 2005	May 31, 2006	Description of principal change		(Estimate) November 30, 2006
Non-operating income and expenses-Net	(0.1)	0.1	Decrease in manufacturing cost of prototype	+0.1	(0.4)
Extraordinary gains and losses-Net	(0.5)	(0.8)	Decrease in loss on sales and disposal of fixed assets	(0.4)	(1.2)

5.Changes in consolidated balance sheets

(Billions of yen)

	Nov.30, 2005	May 31, 2006	Increase (Decrease)	Description of principal change	
(Assets)					
Current assets	100.5	108.6	+8.1	Increase in cash and deposits Increase in receivables in trade Increase in inventories	+0.3 +6.1 +0.7
Fixed assets					
Tangible and intangible fixed assets	120.8	123.0	+2.2	Increase in purchase Decrease in depreciation	+8.4 (5.8)
Investment and other assets	44.0	47.5	+3.5	Rise in stock prices Increase in prepaid pension costs	+1.9 +2.5
(Liabilities)					
	115.4	125.3	+9.9	Increase in payables in trade Increase in interest-bearing debt Increase in accrued income taxes	+2.7 +4.8 +1.8
(Net assets)					
	150.3	154.0	+3.7	Increase in minority interests Increase in earned surplus Increase in valuation difference on available-for-sale securities	+0.5 +2.1 +0.6

(Note)

The amount of net assets ¥ 1,503 million as of November 30, 2005 is a total of minority interests and shareholders' equity due to adoption of the Accounting Standard for Presentation of Net Assets in Balance Sheet.

6. Capital Investments And Depreciation Expense - Results And Estimates

(Consolidation)

(Billions of yen)

	1st Half of FY2004	1st Half of FY2005	1st Half of FY2006	FY2005	FY2006 Estimate
Capital Investments	7.4	5.0	8.4	12.2	14.1
Depreciation Expense	6.0	5.9	5.8	12.3	12.4

7. Business results of principal subsidiaries for the interim period ending November 30, 2006

(Millions of yen)

	Sales	Operating income	Net income	Total assets	Shareholders' equity	Percentage of voting rights
Q.P. Egg Co., Ltd	29,472	1,146	652	15,534	5,170	88.0
Deria Foods Co., Ltd	15,738	36	28	6,542	836	100.0
KRS Corporation	46,240	821	369	40,720	21,367	44.8

(Notes)

1. Q.P. Egg Co., Ltd which is engaged in manufacture and sale of egg materials plays a core part in the egg products business.
2. Deria Foods Co., Ltd which is engaged in sale of prepared food and salads plays a core part in the vegetables and salads business.
3. K.R.S Corporation plays a core part in the distribution systems business.

6. Principal management index

(Consolidation)

		Interim period of			Year ended	
		May.2004	May.2005	May.2006	Nov.2004	Nov.2005
Net sales	(million of yen)	205,789	225,300	225,112	423,727	455,007
Year-to-year percentage change	(%)	(5.6)	9.5	(0.1)	(3.0)	7.4
Operating income	(million of yen)	8,330	5,757	7,764	15,662	12,830
Year-to-year percentage change	(%)	(13.6)	(30.9)	34.9	(14.2)	(18.1)
Operating income to sales	(%)	4.0	2.6	3.4	3.7	2.8
Ordinary income	(million of yen)	8,209	5,625	7,817	15,507	12,829
Ordinary income to sales	(%)	4.0	2.5	3.5	3.7	2.8
Net income	(million of yen)	3,478	2,227	3,195	7,006	5,465
Net income ratio	(%)	1.7	1.0	1.4	1.7	1.2
Net assets	(million of yen)	123,885	128,008	154,049	126,768	132,412
Total assets	(million of yen)	260,734	265,125	279,352	262,122	265,724
Equity ratio	(%)	47.5	48.3	48.6	48.4	49.8
Net assets per share	(yen)	808.89	836.99	885.75	827.17	865.32
Net income per share-primary	(yen)	22.71	14.56	20.88	45.18	35.25
Net income per share-diluted	(yen)	20.93	13.54	20.88	41.63	32.64
Return on equity	(%)	2.8	1.7	2.4	5.7	4.2
Ordinary income on to total assets	(%)	3.1	2.1	2.9	5.8	4.9
Net cash provided by operating activities	(million of yen)	7,383	1,012	3,964	17,377	15,686
Net cash used in investing activities	(million of yen)	(4,965)	(6,764)	(8,960)	(12,806)	(11,625)
Net cash provided by or used in financing activities	(million of yen)	(6,196)	(1,116)	4,301	(8,109)	(7,415)
Free cash flow	(million of yen)	2,418	(5,751)	(4,996)	4,571	4,061
Free cash flow per share	(yen)	15.79	(37.60)	(32.66)	29.85	26.55
Cash and cash equivalents	(million of yen)	16,130	9,560	12,473	16,451	13,127
Interest-bearing debt	(million of yen)	44,627	42,977	43,299	42,787	38,042
Number of regular full-time employees [average number of temporary employees]		8,192 [7,832]	8,582 [8,275]	8,714 [8,504]	8,529 [8,483]	8,548 [8,351]

(Note)

1.Consumption taxes are not included in net sales.

2.The Company adopted the Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan Statement No.5 issued by Accounting Standard Board of Japan on December 9, 2005) and the Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan Guidance No.9 issued by Accounting Standard Board of Japan on December 9, 2005) from the current interim period.

(Q. P. Corporation)

		Interim period of			Year ended	
		May.2004	May.2005	May.2006	Nov.2004	Nov.2005
Net sales	(million of yen)	117,345	115,830	114,368	230,110	232,668
Year-to-year percentage change	(%)	(13.2)	(1.3)	(1.3)	(14.4)	1.1
Operating income	(million of yen)	4,619	3,416	3,825	7,273	6,074
Year-to-year percentage change	(%)	(22.7)	(26.0)	12.0	(31.5)	(16.5)
Operating income to sales	(%)	4.0	2.9	3.3	3.1	2.6
Ordinary income	(million of yen)	4,913	3,639	4,144	7,663	6,453
Ordinary income to sales	(%)	4.2	3.1	3.6	3.3	2.8
Net income	(million of yen)	2,679	2,084	2,101	4,529	3,769
Net income ratio	(%)	2.3	1.8	1.8	1.9	1.6
Capital stock	(million of yen)	24,104	24,104	24,104	24,104	24,104
Total number of outstanding shares		155,464,515	155,464,515	155,464,515	155,464,515	155,464,515
Net assets	(million of yen)	114,202	116,331	120,856	115,012	118,987
Total assets	(million of yen)	188,790	192,012	198,488	188,772	189,865
Equity ratio	(%)	60.5	60.6	60.9	60.9	62.7
Net assets per share	(yen)	745.43	760.39	788.88	750.44	777.57
Year dividend per share, and interim dividend per share	(yen)	6.00	6.50	6.50	13.00	13.00
Net income per share-primary	(yen)	17.49	13.62	13.73	29.27	24.44
Net income per share-diluted	(yen)	16.20	12.69	13.73	27.21	22.83
Return on equity	(%)	2.4	1.8	1.8	4.0	3.2
Ordinary income to total assets	(%)	2.6	1.9	2.1	4.0	3.4
Number of regular full-time employees (average number of temporary employees)		2,222 (930)	2,497 (983)	2,542 (1,061)	2,374 (1,110)	2,444 (1,035)
Stock price	(yen)	904	945	1,054	902	1,018

(Notes)

1.Consumption taxes are not included in net sales.

2.The per-share dividend for the term ended November 2004 includes ¥1 special commemorative dividend in celebration of the 85th anniversary of the Company's establishment.